EXHIBIT 99.2
Notice to ASX/LSE

6 December 2022

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMR/KMP to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).
Bonus Deferral Awards ("BDA") granted under the Rio Tinto 2018 Equity Incentive Plan
50% of the annual bonuses of the participating executives are delivered as BDA in the form of deferred ordinary shares of Rio Tinto plc or Rio Tinto Limited ("shares"), as applicable. The BDA vests in December of the third year after the end of the performance year to which the annual bonus relates.
On 1 December 2022, Rio Tinto was notified that the following PDMR / KMP received their vested 2020 BDA in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR / KMP	Conditional Award Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained	Date of Transaction
Rio Tinto plc shares	Baatar, Bold	9,329	11,698	5,526	GBP 55.709223	6,172	01/12/2022
Rio Tinto plc shares	Barrios, Alfredo	8,724	10,939	3,310	GBP 55.709223	7,629	01/12/2022
Rio Tinto plc shares	Cunningham, Peter**	1,802	2,259	1,068	GBP 55.709223	1,191	01/12/2022
Rio Tinto Limited shares	Kaufman, Sinead**	1,645	2,036	952	AUD 110.55	1,084	01/12/2022
Rio Tinto plc shares	Stausholm, Jakob	13,454	16,870	4,964	GBP 55.709223	11,906	01/12/2022
Rio Tinto plc shares	Trott, Simon	9,615	12,056	2,666	GBP 55.709223	9,390	01/12/2022
Rio Tinto Limited shares	Vella, Ivan**	1,201	1,486	280	AUD 110.55	1,206	01/12/2022

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted.
** Deferral was 25% of annual bonus as it related to a performance year prior to becoming a PDMR.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.
LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Matthew Klar
M+ 44 7796 630 637

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Simon Letendre
M +514 796 4973

Malika Cherry
M +1 418 592 7293

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877
Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

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